UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                                        SEC FILE NUMBER 33-10616
                                                                        --------
                                   FORM 12B-25
                                                             CUSIP NUMBER 87260F
                                                                          ------
                           NOTIFICATION OF LATE FILING

(Check one):      Form 10-K      Form 10-F  X   Form 10-QSB      Form  N-SAR
            ---             ---            ---               ---             ---

          For  Period  Ended:     June  30,  2003
          ___     Transition  Report  on  Form  10-K
          ___     Transition  Report  on  Form  20-F
          ___     Transition  Report  on  Form  11-K
          ___     Transition  Report  on  Form  10-Q
          ___     Transition  Report  on  Form  N-SAR
          For  the  Transition  Period  Ended: _______________________________

  Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                        VERIFIED ANY INFORMATION HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART  I  -  REGISTRANT  INFORMATION

     TMI  Holdings,  Inc.
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Full  Name  of  Registrant

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Former  Name  if  Applicable

     11924  Forest  Hill  Boulevard,  Suite  22-204
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Address  of  Principal  Executive  Office  (Street  and  Number)

     Wellington,  Florida  33414
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City,  State  and  Zip  Code

PART  II  -  RULES  12B-25(B)  AND  (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
[X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(C) has been attached if applicable.

PART  III  -  NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

REGISTRANT  NEEDS  MORE  TIME  TO  COMPLETE THE FINANCIAL STATEMENT INFORMATION.


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PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Martin  Peskin                   757                  428-6575
          --------------               ------------        ------------------
              (Name)                   (Area  Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify  report(s).     Yes    X       No
                                    ----         ----

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?     Yes    X       No
                       ----         ----

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               TMI Holdings, Inc.
                            -------------------------
                  (Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date          August  14,  2003            By  /s/  Martin  Peskin
              -----------------               ----------------------------------
                                              Martin  Peskin,  President/CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall e typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17CFT 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Sec.232.201 or Sec.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Sec.232.13(b) of this chapter).


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